Analyst & Investor Day © VimpelCom Ltd. 2013 It’s all about Creating Value London, January 16 th 2013 Exhibit 99.2

Analyst & Investor Day
It’s all about Creating Value 2 <    >
© VimpelCom Ltd. 2013
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the
Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31,
2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the
Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Analyst & Investor Day
It’s all about Creating Value 3 <    >
© VimpelCom Ltd. 2013
Agenda 16 January 2013
Presentation Time Speaker
Creating Value 13:00 Jo Lunder
Operational Value Creation 13:25 Jan Edvard Thygesen
Creating Value in Russia (+Q&A) 13:45 Anton Kudryashov
Creating Value in Italy (+Q&A) 14:15 Maximo Ibarra
Break 14:45
Creating Value in Africa & Asia (+Q&A) 15:00 Ahmed Abou Doma
Creating Value in Ukraine (+Q&A) 15:30 Artem Nitz
Break 16:00
Financial Value Creation 16:15 Henk van Dalen
Q&A 16:35
Jo Lunder, Jan Edvard Thygesen,
Henk van Dalen
Closing Remarks 17:10 Jo Lunder
Informal Drinks 17:15

Analyst & Investor Day
It’s all about Creating Value 4 <    >
© VimpelCom Ltd. 2013
Further information:
Investor Relations
Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands
T: +31 20 79 77 234
E: Investor_Relations@vimpelcom.com

Analyst & Investor Day © VimpelCom Ltd. 2013 Creating Value Profitable Growth Strategy 2013 - 2015 London, January 16 th 2013 Jo Lunder CEO

Analyst & Investor Day
Creating Value 2 <    >
© VimpelCom Ltd. 2013
Delivering on the Value Agenda Objectives
The above objectives assume:
• constant currency,
• no major regulatory changes,
• current asset portfolio mix and
• a stable macro economic environment.
* Organic growth, excl. MTR cuts in Italy
** 3Q12 LTM
FY 11
Objectives 2012 – 2014
(announced 15 November 2011)
YTD 3Q12
Revenue +5%
*
CAGR of around mid single digit +6%
*
EBITDA 0%
*
CAGR of around mid single digit +8%
*
Capex / Revenue
(excl. licenses)
21%
Below 15%
By end of 2014
19%
**
Leverage 2.6
Net Debt / EBITDA < 2
By end of 2014
2.4
Dividend USD 1.2 bn
At least USD 0.80
dividend per common share
Assuming 1,628 million shares outstanding
USD 1.3 bn

Analyst & Investor Day
Creating Value 3 <    >
© VimpelCom Ltd. 2013
It’s all about Creating Value by Delivering Results
•
Total mobile subscriber base increased 7% to 212 million
6
th
largest global mobile operator based on subscribers
•
Profitable growth delivered as result of implementation of Value Agenda
EBITDA margin at 44.0%, steadily improving QoQ
All data as per 3Q12 and YoY comparison
Africa & Asia
Profitable
growth
•
EBITDA margin
increased to 46.9%
•
Strong performance
in Algeria, Pakistan
and Bangladesh
Ukraine
Successful
migration to
bundles
CIS
Double digit
organic
growth
• 75% of customers
on bundles
• EBITDA margin
consistently above
50%
• Revenue organic
growth of 17%
• EBITDA organic
growth of 28%
Russia
Improved
operational
performance
•
EBITDA margin
improved 3.2 p.p.
to 43.2%
•
Mobile data
revenues up 38%
Italy
Continued
outperformance
with solid
margins
•
Mobile revenue
market share
increased 0.6 p.p.
to 20.5%
•
EBITDA margin 40.4%

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VimpelCom

Analyst & Investor Day
Creating Value 4 <    >
© VimpelCom Ltd. 2013
M&A, Governance and Partnerships Initiatives Accomplished
M&A
•
Sale of the Vietnamese
operations
•
Acquiring control of Wind
Mobile in Canada
•
Negotiations progressing
with the Algerian
Government
Governance
•
Full functional global HQ
•
Strengthened senior
management
•
Shareholder dispute
resolved and FAS claim
withdrawn
•
Altimo conversion of
preferred shares
•
New Board elected with
two independent Directors
Partnerships

Analyst & Investor Day
Creating Value 5 <    >
© VimpelCom Ltd. 2013
The Global Environment is Changing
•
Global economic recession
•
OTT players challenging voice and text messaging revenues
•
Regulation will continue to have effect on business
•
Movement from a voice centric to a data centric telecom world
•
Monetization of the mobile data growth
•
Capacity investments in network required for mobile data growth

Analyst & Investor Day
Creating Value 6 <    >
© VimpelCom Ltd. 2013
Clearly Defined Strategic Initiatives to Deliver
Next Stage of Value Creation
Create superior
customer experience
Optimize distribution
Develop superior
pricing capabilities
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Win in mobile data
Grow beyond the core
(MFS, OTTs)
Drive cost efficiency
Optimize geographic
portfolio
Increase network sharing
Optimize capital structure
Set performance
culture
1
2
3
10
4
5
6
7
8
9
It’s all about creating value through execution
Stakeholder Value
VimpelCom Culture
World-Class Organization
Effective Business Steering

Beeline WIND INFOSTRADA Djezzy telecel leo banglalink djuice Mobilink

VimpelCom

Analyst & Investor Day
Creating Value 7 <    >
© VimpelCom Ltd. 2013
Achieving Business Excellence
Passionate
Global Scope
Passion and commitment to
achieve exceptional results
Admired for customer
experience and operational
excellence
Empower employees to perform
at the highest level and lead
with a focus on execution
Professional Leadership
The VimpelCom Way
Empowered Employees and Business Units
The Operating Model
Performance
Management
Portfolio
Management
Financial, Tax
and Funding
Structure
People
Management
Governance
&
Compliance
Shared Services
Roaming
Procurement
In-house Bank

Analyst & Investor Day
Creating Value 8 <    >
© VimpelCom Ltd. 2013
Operational value creation plans in all BU’s
Profitable growth
Operational excellence USD 1.5 billion
Customer excellence
Capex efficiency USD 0.5 billion
It’s all about Creating Value
Operations Cash Flow Improvement Potential
Improve cash flow
*
by USD 2 billion in 2013 – 2015
* Cash Flow = EBITDA – CAPEX (excl. license cost)

Analyst & Investor Day
Creating Value 9 <    >
© VimpelCom Ltd. 2013
Average cost of new debt 100 – 150 b.p. lower
It’s all about Creating Value
Finance Cash Flow Improvement Potential
In-house bank USD 200 – 250 million per year
Debt optimization USD 100 – 175 million per year
Gross debt reduction USD 250 – 350 million per year
Withholding tax saving USD 50 – 75 million per year
Improve cash flow by USD 0.6 - 0.9 billion per year over 2013 - 2015

Analyst & Investor Day
Creating Value 10 <    >
© VimpelCom Ltd. 2013
It’s all about Creating Value by Achieving Ambitious Objectives
*   In 2015
** For a full dividend guideline please refer to
www.vimpelcom.com
The above objectives assume: constant currency, no major regulatory changes, current asset portfolio mix and a stable macro economic environment
Mid single digit CAGR
Mid single digit CAGR
~ 15%
*
< 2
*
At least USD 0.80 dividend
per common share
Assuming 1,628 million shares issued and outstanding
Group Objectives:  2013-2015
Revenue
EBITDA
CAPEX /revenue
Net debt / EBITDA
Dividend guideline
**

Analyst & Investor Day
Creating Value 11 < >
© VimpelCom Ltd. 2013
Mobile-focused company with selective presence in fixed-line
Focus on operations and execution
Deleverage and optimize group financial structure
Strong cash flow creation potential
Passionate performance culture
Clear Group Strategy for 2013 - 2015
Creating Value for All Stakeholders

Analyst & Investor Day
Creating Value 12 <    >
© VimpelCom Ltd. 2013
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the
Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31,
2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the
Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Analyst & Investor Day © VimpelCom Ltd. 2013 Operational Value Creation London, January 16 th 2013 Jan Edvard Thygesen Deputy CEO and COO

Analyst & Investor Day
Operational Value Creation 2 <    >
© VimpelCom Ltd. 2013
Mobile Access Core Product but New Mindset Needed
Winners will be Mobile Telcos with the right cost base and greater capital efficiency
Data services must be priced on speed of access with volume
Tower sharing, outsourcing and network sharing are a new reality
High value subscribers coupled with customer satisfaction is increasingly important
Partnerships with OTTs will be qualifier factor

Analyst & Investor Day
Operational Value Creation 3 <    >
© VimpelCom Ltd. 2013
It’s all about Creating Value
What it IS about
What it IS NOT about
Rewarding
performance
Achieving
synergies
A shared
operational
strategy to drive
execution
Controlling details
Centralized decision
making
Boundaries to
initiatives

Analyst & Investor Day
Operational Value Creation 4 <    >
© VimpelCom Ltd. 2013
How?
OpCo performance board as a governance tool
When
Who
Where
What
Monthly or bi-monthly meetings
•
Group’s COO, CCO, CTO, Business Control
•
BU CEO and management
HQ travels to the BUs
•
Operational and financial KPIs
•
Specific deep-dives
•
Strategic projects / Global initiatives

Analyst & Investor Day
Operational Value Creation 5 <    >
© VimpelCom Ltd. 2013
Cash-flow scheme
%
Cash-flow Creation Framework
Levers to be used
SOURCE: International Benchmark
Service margin
Cost of traffic
Revenue
Cash Flow
CAPEX
EBITDA
Structural OpEx
Business margin
~20%
80-85%
15-20%
30%
15%
40-45%
~20%
60-65%
Commercial costs
Superior pricing and
profitable growth
A
Optimize distribution
and reduce churn
B
Operational
excellence
C
CAPEX efficiency D

A

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Analyst & Investor Day
Operational Value Creation 6 <    >
© VimpelCom Ltd. 2013
Profitable Growth with Integrated Bundles
•
Offer integrated bundles (voice/SMS/data)
EXAMPLE - WIND EXAMPLE - KYIVSTAR
EXAMPLE - BEELINE
Priorities for mitigation

Analyst & Investor Day
Operational Value Creation 7 <    >
© VimpelCom Ltd. 2013
Mobile Data and Churn Reduction Key Priorities
1
Guiding principles
to achieve fair
share in mobile
data
2
3
4
Promote tiered pricing (speed/time)
Partner with internet players
Drive smartphone and tablet data
Improve network quality
Increase Mobile Data Revenue Market Shares
Guiding principles
B

Analyst & Investor Day
Operational Value Creation 8 <    >
© VimpelCom Ltd. 2013
Infrastructure
sharing
Outsourcing
Lean
processes
Headcount
rightsizing
Warehouse
cleanup
Logistics
optimization
Shared
service
centers
Procurement/
Economies of
scale
• Holistic approach,
covering all company’s
processes
• Typical impact can range
from 10-15% cost
reduction
• Group’s standards
on methodology and
benchmarking
• Continuous improvement
culture established (day
after day, month after
month)
Operations Cash Flow* Improvement Potential
USD 2 billion in 2013 – 2015
C
* Cash Flow = EBITDA – CAPEX (excl. license cost)
Cost
efficiency

Analyst & Investor Day
Operational Value Creation 9 <    >
© VimpelCom Ltd. 2013
D
Leverage Global Scope through Technology Procurement
Example of Price level improvement
achieved in 2012: Access – 3G– Price level
Technology Procurement
•
Center-led model
•
Cross border synergies
•
Center-led knowledge sharing
and support
Field Maintenance
Network Maintenance
+ Operation Center
Network Build
Managed
Capacity
1 4 3
13
+2 +1 +2 +1
Outsourcing perimeter enlargement:
Countries
Price level gap percentage
Price improvement for
vendor 1
Price improvement for
vendor 2
Price
improvement
for
vendor 3
A B C D E F G H I
2012 prices
0%
10%
20%
30%
40%
50%
60%
2011 prices
# of OpCo’s
2012 Growth

Analyst & Investor Day
Operational Value Creation
© VimpelCom Ltd. 2013
10
Source: VimpelCom Network Health Monthly Report
Overall improvement
by 11%
Overall improvement by 3%
Overall improvement
by 13%
3%
reduction
1%
reduction
3%
Increase
Stable
Better site utilization
Traffic dispersion (1
st
and 2
nd
busy hour)
From CAPEX to CAPEX Efficiency: “Sweat the Assets”
Improved Network Utilization, Performance and Quality
Capacity utilization at busy hour
Call Drop Rate 3G average speed per subscriber
D
0.0%
10.0%
20.0%
30.0%
40.0%
50.0%
0%- 20% 20%- 40% 40%- 80% >80%
% of sites Q1
% of Sites Q4
91.6%
94.1% 94.1%
1Q12 2Q12 3Q12
14.7%
14.4%
13.9%
1Q12 2Q12 3Q12
0.70%
0.66%
0.62%
1Q12 2Q12 3Q12
Overall improvement by 5%
leads to CAPEX reduction
1,632
1,778
1,852
1Q12 2Q12 3Q12
< >

Analyst & Investor Day
Operational Value Creation 11 < >
© VimpelCom Ltd. 2013
Conclusion
•
Mobile Access Core
•
Mobile Data and Churn Reduction Key Priorities
•
Performance Culture
•
Empowered BU Management
•
“Sweat the Assets”
•
Improve Operational Cash Flows
Operational Value Creation

Analyst & Investor Day
Operational Value Creation 12 < >
© VimpelCom Ltd. 2013
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the
Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31,
2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the
Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Analyst & Investor Day © VimpelCom Ltd. 2013 Creating Value in Russia London, January 16 2013 Anton Kudryashov Group Executive Vice President and Head of Russia th

Analyst & Investor Day
Creating Value in Russia
2 <    >
© VimpelCom Ltd. 2013
It’s all about Creating Value
•
Focus on profitable growth
Grow in mobile data
Increase efficiencies by strong execution of
the operational excellence program and
efficient network roll out
•
Improve customer excellence
VimpelCom‘s value
creation philosophy
is based on
Performance
Management and
Empowered BU
Management
What it IS about

Analyst & Investor Day
3 <    >
Creating Value in Russia
© VimpelCom Ltd. 2013
Mobile Data to Grow in Russia with 30% CAGR
Telecom market expected to grow 3.5% CAGR 2012 - 2015,
mainly driven by Mobile Data
Russian Telecoms Market Dynamics*
(Revenues in RUB billion)
* Source: Company estimates
Fixed Data
Mobile voice
+ messaging
+1%
+7%
Mobile Data
+30%
Fixed Voice
-3%
2015 2014 2013 2012
261
205
334
757
245
161
345
758
229
123
358
749
213
93
370
730
+3.5%
Telecom Market
CAGR, %
2012-2015
1,557
1,509
1,459
1,406

Analyst & Investor Day
4 <    >
Creating Value in Russia
© VimpelCom Ltd. 2013
Competitive Situation and Market Trends
Mobile
*
•
~83 % pre-paid market
•
164% penetration
•
3 major players (Megafon, MTS and VimpelCom) with comparable market shares
•
ARPU USD 10
Fixed
*
•
Rostelecom is still dominant incumbent (with ~41 % subs market share)
•
Voice traffic declining due to fixed-to-mobile substitution
•
Residential broadband penetration ~42% and still growing by ~2% per quarter
Mobile market share
*
(on Revenues), %
Fixed broadband market share
*
(on subs), %
*    Source: Informa
**  Source: RosStat, Ministry of Economic Development of
Russia, Prime Minister of Russia
MTS
Tele2
Other
YTD 3Q12 2011
VimpelCom
Megafon
2010 2009
VimpelCom
MTS
Er-Telecom
Rostelecom
Other
2006
GDP Trend
**
%
2007 2008 2009 2010 2011 2012E 2013E
YTD 3Q12 2011 2010 2009
39.4
41.2 40.6 40.9
34.2
32.4
30.3 29.8
11.8
10.3
11.0 10.8
7.1
8.2
8.5 8.8
7.5 8.0
9.6 9.6
10.4
10.1
8.4
8.9
4.6
5.5
6.3
6.3
30.3
31.7
30.8
30.3
26.4
26.2
28.3 29.0
28.4
26.4 26.3
25.4
8.2
8.5
5.2
4.3 4.3
3.5
3.7

Analyst & Investor Day
5 <    >
Creating Value in Russia
© VimpelCom Ltd. 2013
Operational Performance Turnaround in 2012
74.5
70.2
67.0
71.0
69.6
65.2
60.3
1.6
1.7
1.8
2.1
2.2
2.3 2.3
2.3
2.4
2.4
2.5
2.6
2.5 2.5
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
53.0
55.3
56.8
57.2
55.6
55.7
56.2
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
25.4
27.1
27.9
26.4
27.7
30.3
32.2
42.1%
41.5%
40.0%
37.1%
41.3%
43.1%
43.2%
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
50.0
54.4
58.1
59.0
55.6
57.9
61.8
10.3
10.8
11.5
12.0
11.4
12.3
12.6
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
Fixed BB subs Mobile BB subs
Revenues
(RUB billion)
EBITDA and EBITDA Margin
(RUB billion)
Mobile subscribers
(million)
Broadband subscribers
(million)
Mobile Fixed-line

Analyst & Investor Day
6 <    >
Creating Value in Russia
© VimpelCom Ltd. 2013
Revenues
OPEX
Technical
Commercial
Other
EBITDA
Service Margin
Progress on Actions Announced
Achievements in 2012
• On net traffic share increased by 2 p.p. up to 59%
• Launch of “all inclusive” price plan in 4Q11, growing to 4% share of subscribers in 3Q12
• Data share in mobile service revenue grew by 2.5 p.p. YoY to 11% in 3Q12. Smartphone penetration on Beeline network is 15%
• Data users grew by 2.6 p.p to 37.3% in 2012
• Improved quality of sales with new sales service margin 64% vs. 58% in 2011
• Churn improved in 3Q12 from 66% to 61%
• Comprehensive churn reduction program launched
• Network sharing, outsource network maintenance
• Business process redesign
• Headcount optimization
• Improved efficiency in advertising
• Revenue sharing model introduced
• Shared service center established in Yaroslavl
• More than doubled our initial target for annual savings of RUB 5 billion in 2012. More initiatives launched for 2013

Analyst & Investor Day
Creating Value in Russia
© VimpelCom Ltd. 2013
Create Superior
Customer Experience
Improve network quality and
launched a comprehensive
Customer Experience Program
10 Strategic Initiatives Pursued to Achieve Group Objectives
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture
World-Class Organization
Effective Business Steering
4
5
6
7
8
9
1
2
3
Set performance culture
10
Optimize Distribution
Roll out self owned monobrand
network, smart pricing and JV
Euroset
Develop Superior
Pricing Capabilities
Streamline tariff portfolio and
focus on on-net and data
bundles
Win in Mobile Data
Focus on small & medium screens
Grow Beyond the Core (MFS, OTTs)
Partnership with Alfa Bank – RURU,
active in Remote Payments, Proximity
Payments and Micro Loans. Google play
launched in December and Facebook
partnership
Drive Cost Efficiency
Operational Excellence Initiatives
continue in 2013 after strong execution
in 2012
Optimize geographic portfolio
Increase Network Sharing
CAPEX optimization in 2013 as a result
of network sharing and efficiency
projects
Creating Value in Russia
7
< >

Analyst & Investor Day
8 <    >
Creating Value in Russia
© VimpelCom Ltd. 2013
Customer Excellence
Create superior customer experience
•
Set Superior Client Experience as a key strategic goal
•
Launched comprehensive Customer Experience Program, focused
on resolving the painpoints and differentiating on lovepoints
•
Collection and analysis of customers’ and employees’ feedback and translate into cross-functional actions
•
Developed operational plans:
Mobile network quality and perception improvement
Customer care in Contact Center and Offices
Offering tuned to the defined Customer Segments
Further development and promotion Self service channels
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
1
•
Employee engagement program

Analyst & Investor Day
9 <    >
Creating Value in Russia
© VimpelCom Ltd. 2013
Customer Excellence
Improve network quality
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
1
Improve network ...
... by setting priorities at the
regional level...
… and tracking customer
experience
•
In 2013 substantially
boost data network
performance, both in
coverage and speed
•
Aim to increase number
of Node Bs by 30%
•
Share of IP backhaul is
expected to double by
YE 2013
•
CAPEX investments in
2013 will be driven by
regional cluster model
•
Cluster-based approach
will allow to prioritize
network investments in
the most efficient way
•
Network is the most
important touchpoint for
key segments
•
Measuring impact of
improved network
performance on customer
experience
•
Customer experience
KPIs will be included in
the executive dashboard
and used for performance
management target
setting

Analyst & Investor Day
10
Creating Value in Russia
© VimpelCom Ltd. 2013
Optimize
distribution
2
Develop
superior
pricing
capabilities
3
•
Introduced revenue sharing model with dealers which resulted in improved quality of sales and lower sales commissions.
•
Increased stake in Euroset to 50%, equal stakes with Megafon and full revenue sharing with Euroset from 2013.
•
Doubled own monobrand stores in 2012, plan to expand further in 2013
•
Piloting and rolling out new monobrand store formats with enhanced customer experience
•
Developing online channel tailored to segment needs
Customer Excellence
Roll out self owned monobrand stores and smart pricing
•
Streamlined tariff portfolio
•
Focusing on both on-net and data bundles
•
Introducing new generation data pricing, monetizing quality of service
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
Stakeholder Value
< >

Analyst & Investor Day
11 < >
Creating Value in Russia
© VimpelCom Ltd. 2013
Profitable growth
Driving mobile data; Focus on small & medium screens
•
Focus on small and medium screen
Prices of data per Gb are higher and less network capacity
needed
•
Increase smartphones penetration and usage
Roll out self owned monobrand stores, educate customers,
increase product & service offering
Current smartphone penetration on Beeline NW 15%
Promote free apps, stimulating subs to start data usage
Share of bundle subscribers relatively low, but growing rapidly
Upsell data packages
4
Small screen internet revenues
QoQ growth
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
6%
11%
16%
9%
6%
16%
2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
•
Improve network quality and launch LTE in Moscow and 6
regions in 2013
•
Offer smart data price plans: increase bundled price plans

Analyst & Investor Day
12 < >
Creating Value in Russia
© VimpelCom Ltd. 2013
Mobile Financial Services
•
Partnership with Alfa Bank: RURU and co-branded credit cards
•
Active in Remote Payments, Proximity Payments and Micro Loans
•
Expected growth in 2013: up to 3 million users and revenue growth 150%
•
Near Field Communication transportation services launch in 2013 for big cities
(primary Moscow and Kazan) in partnership with BIG3
•
Piloting with micro finance organization for micro loans services development
OTT
•
Google Play expected to achieve 1.5 million active users in 2013
•
Partnership with Facebook
•
Direct billing with key OTT application store players
•
Plans to develop own mobile OTT solution
Profitable growth
Grow beyond the core; Leading by innovation
5
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering

Analyst & Investor Day
Creating Value in Russia
© VimpelCom Ltd. 2013
13 < >
Operational Excellence
Initiatives continue in 2013
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture, World-Class Organization, and
effective Business Steering
Marketing
Financial &
Support
Technical & IT
• Improve efficiency in
advertising
• CPA margin improvement
• CE margin improvement
• Shared Service Center
operational in Yaroslavl
• Network maintenance outsourcing
• Transport network optimization
• Network sharing
• Increase productivity across
functions
HR
B2B
B2C
• Business process redesign
• Rationalization reporting
structure
• Headcount optimization
• Roaming cost optimization
• Commission  optimization
• Wholesale service margin
optimization
• Contribution margin
• Payments commission
optimization
6

Analyst & Investor Day
Creating Value in Russia
© VimpelCom Ltd. 2013
14 < >
Capital Efficiency
Network sharing and efficiency projects
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
8
•
Realize synergies in infrastructure transport network sharing as an integrated operator
•
CAPEX optimization initiatives 2012, that will be increased in 2013
Procurement & Logistics optimization
Common transport network construction with competitors
Enhanced efficiency in the network planning using optimum TRX utilization ratio guideline
Passive RAN Sharing with other operators
Implementation of new technologies allowing to increase capacity using existing network resources (DPI, Direct tunelling, etc) and IT resources
(Servers virtualization)
Close focus on optimization of warehouse stock turnover

Analyst & Investor Day
15 < >
Creating Value in Russia
© VimpelCom Ltd. 2013
Achieving sustainable profitable growth
Creating Value in Russia
•
Sustainable turnaround in Russia
•
Catching up in network quality in 2013
•
Optimize distribution to support data strategy and customer experience
•
Strong growth of data revenues, targeting small and medium screens
•
Focus on profitability

Analyst & Investor Day
16 < >
Creating Value in Russia
© VimpelCom Ltd. 2013
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of
1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued
volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the
Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

© VimpelCom Ltd. 2013 Analyst & Investor Day Creating Value in Italy London, January 16 th 2013 Maximo Ibarra Group Executive Vice President and Head of Italy

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 2 <    >
It’s all about Creating Value
Italy
•
Value for money positioning characterised by simple and transparent tariff plans, excellence in customer operations, good network quality, leveraging on strong brands
•
Market leading commercial performance driving increase in revenue market share and strategy focused on high margins and cash flow generation
•
Actively pursuing opportunities to grow in segments and geographical areas where WIND has lower than its fair share – Data and Business segment, mainly in Northern Italy
•
Development of innovative models to reduce OPEX and CAPEX while preserving best in class quality of service
•
Lean organizational structure characterised by high productivity
VimpelCom‘s value
creation philosophy
is based on
Performance
Management and
Empowered BU
Management
What it IS about

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 3 <    >
Market Expected to Return to Growth in 2015
Data expected to drive growth in telecom market partially offsetting decline in voice, market expected to return to growth in 2015
Net of mobile incoming revenues market CAGR is flat over 2012-15
*  Source: IDC September 2012;
**  Telecom Market excludes both Fixed and Mobile CPE revenue;
Fixed Market excludes Incoming and Wholesale revenue
Fixed Data & Other
Mobile Voice
+ messaging
CAGR, %
2012-2015
-6%
+2%
Mobile Data & Other
+9%
Fixed Voice
-6%
-2.1%
Telecom Market
**
Italian Telecoms Market Dynamics
*
(Revenues in EUR billion)
2015 2014 2013 2012
29.5
29.3 29.6
31.4
5.8 5.9
6.0
6.3
4.1
4.4
4.8
5.3
7.3
6.9
6.5
6.1
14.2
12.4 12.0
11.8

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 4 < >
Termination Rates
• MTR glide path defined for 2012–2013 (€0.98c final value from first July 2013); no further reduction envisaged at this point
• Draft decision on SMS termination rate published by AGCom (no regulation). Final decision expected in 1Q13
Local Loop Unbundling (LLU)
•
•
•
Next Generation Network (NGN)
•
•
Regulatory Environment and Expected Development
EU seeking to stabilize LLU copper prices in the upcoming recommendation on “costing and non discrimination” that is to be published
New LLU prices expected in 1H13 following AGCom market analysis for Fixed Access
Potential indirect impact on LLU copper price from TI asset network separation
The market could benefit only from the implementation of a third party entity owning the new NGN network; WIND would welcome such a solution, with both public and private shareholders, providing parity of access to all operators
Public proceedings on NGN rules currently ongoing

WIND
3
vodafone
TIM

INFOSTRADA
vodafone
teletu
FASTWEB
TELECOM

VimpelCom

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 5 <    >
Challenging Macro-Economic Scenario
•
GDP expected to contract by -2.1% in 2012 and -1.1%
in 2013 but with growth resuming from 2H 2013
• Unemployment rate at 11.1% as of October 2012 and
expected to increase to 11.8% in 2013
• Household consumption index expected to contract in line
with the overall macro economic trend
• Italian financial stability under control
1. Source: internal estimations on Company data, Mobile referred to MNO Market
2. Source: Centro Studi Confindustria
3. H3G market share likely to include handsets sales
GDP Trend
2
(%)
Mobile Market Share
1
(on Revenues), %
Fixed Broadband Market Share
1
(on subs), %
Competitive Situation and Market Trends
3
38.4
36.3
34.9 34.5
36.4
36.8
37.1
36.4
7.8
8.1
8.0
8.6
17.3
18.8
19.9 20.5
2009 2010 2011 9M 2012
56.4
53.9
52.9 52.1
7.5
6.9
6.4
6.1
13.2
12.9
11.8
12.6
9.7
11.9
13.1
12.7
13.2
14.4
15.8 16.4
2009 2010 2011 9M 2012
2
1.5
-1.3
-5.2
1.8
0.4
-2.1
1.1
0.6
2006 2007 2008 2009 2010 2011 2012E 2013E 2014E
-
Others

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 6 <    >
Operational Performance
Mobile Fixed-line
Revenues
(EUR million)
EBITDA and EBITDA Margin
(EUR million)
Mobile Subscribers
(million)
Broadband Subscribers
(thousands)
Fixed BB subs Mobile BB subs
*
* Consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G network technology
1,351
1,399 1,397
1,424
1,346
1,383
1,329
6,057
6,112
6,214
6,614
6,736 6,680
6,950
982
1,029 1,026 1,037
983
1,015
959
369
370
371
387
363
368
370
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
496
526
565
533
487
524
537
36.8%
37.6%
40.5%
37.4%
36.2%
37.9%
40.4%
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
20.3
20.6
20.8
21.0
21.1
21.2
21.5
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
2,030 2,082 2,073
2,135 2,211 2,236 2,216
4,027
4,030
4,141
4,479
4,525
4,444
4,734
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
Mobile Service Rev.
3Q12 vs 3Q11
WIND
TIM
Vodafone
-7.8%
-13.0%
-13.6%

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 7 <    >
Revenues
Service Margin
Technical
Commercial
Other
OPEX
EBITDA
Delivering on Announced Actions and Main 2012 Achievements
Achievements in 2012
•
• Site rental renegotiation and power cost optimization
• Number of sites shared increased in 2012 44% (from 1.5k to 2.1k)
• Rationalization of dealer channels with focus on pull channels
• Reduction of dealer commissions on MNP
•
•
• Focus on high margin direct market in fixed/broadband
• Utilization of pull channels and reduction of focus on push channels
• Continued outperformance in market, leading to increase in revenue share
• Mobile broadband revenues increased 43% YoY in 9 months 2012
• Postpaid segment share increased
•
• On-net unlimited option launched
• Fixed-line focus is shifted from market share to profitability and cash generation
• Cost efficiency project (focus on external costs, real estate, and commercial OPEX)
Expansion of “All Inclusive” concept (fixed price bundle including voice and data) to mobile pre-paid, fixed-line and SOHO, up-selling users into larger bundles at higher price points
Advertising spend optimization with single testimonial for fixed and mobile, “All Inclusive” concept for fixed and mobile and marginal reduction of
TV pressure
Overall reduction of SAC, by far lowest SAC per gross add in the market
Agreement signed with the trade unions and employees aimed at reducing network maintenance OPEX through increase in productivity of network personnel and a general reduction of HR costs for approximately EUR 40-45 million per annum

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 8
Create Superior
Customer Experience
Confirming WIND leadership
in Customer Satisfaction
10 Strategic Initiatives Pursued to Achieve Group Objectives
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture
World-Class Organization
Effective Business Steering
4
5
6
7
8
9
1
2
3
Set performance culture
10
Optimize Distribution
Pushing on Inbound channel
and focus on SAC
optimization
Develop Superior
Pricing Capabilities
Push on “All Inclusive”
bundles offering and defend
WIND value for money
proposition
Win in Mobile Data
Over performing market on Mobile Data
in order to close the gap with the
competitors
Grow Beyond the Core (MFS, OTTs)
Exploiting new business models NFC
based and content revenues sharing
Drive Cost Efficiency
Network Transformation and Cost
Efficiency projects
Optimize geographic portfolio
Optimize capital structure
Increase Network Sharing
Aggressive program on site sharing
(60% of new sites co-located)
Value Agenda
< >

Customer Excellence
Confirming WIND Leadership in Customer Satisfaction
•
Clear positioning based on “value for
money” proposition with an attractive
offer coupled with good overall quality
•
Lean operational business model based
on pull strategy
•
WIND’s mobile customer care
continues to be top performer in the
market
•
WIND’s advertising and image
continues to rank n.1 in customers
satisfaction
•
WIND leader in satisfaction compared
to an ideal operator and to customer
expectations
Customer Satisfaction Index – Mobile
© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 9
1
80.8
79.9
79.0
76.6
3Q11 4Q11 1Q12 2Q12 3Q12
Value Agenda
Stakeholder Value
Profitable Growth
Customer
Excellence
Increase
Net Cash
Operational
Excellence
Capital Efficiency
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
< >

Customer Excellence - Mobile
Focus on Distribution, Customer Retention and High Value Growth
•
Focus on owned shops and switch low
performance PoS to national distributor in
order to improve productivity and reduce costs
•
Implementation of customer base
management activities on PoS
•
Launch of inbound channel B2B
Distribution Channels
(number of POS, %)
Postpaid Consumer Customer Base
(Thousands)
Franchising + Own shops
Large Retail
+5.4%
+11.2%
•
Strong push on high value activations, in
particular postpaid and SoHo/SME
through “All Inclusive” concept
•
Further reduction of standard
commissioning, in particular on MNP
•
Incentive scheme 100% linked to net
value of customers
Dealer
National
distributor
(SPAL)
Total
6,958
7,740
Analyst & Investor Day
Creating Value in Italy Creating Value in Italy
596
1,348
746
4,268
628
1,446
928
4,738
110
303
522
794
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
2a
10 < >
© VimpelCom Ltd. 2013

Customer Excellence – Fixed & Corporate
Pushing on Inbound Channel and Focus on SAC Optimization
FIXED
•
No commercial push on indirect with de-focus from push channels also on LLU acquisitions
•
Focus on inbound channels leveraging strong synergies with mobile distribution network to improve quality of acquisitions and to reduce SAC
CORPORATE
•
Focus on inbound channels with “All Inclusive” offering sold through shops
•
Rationalization of agencies based on quality and performance criteria
•
Direct sales organization focused on SME segment addressing local industrial districts
Fixed Voice Customer Base
(Thousands)
Net Adds Through Retail Distribution Channel
(%)
+1.4%
3,094
Indirect
Direct
3,138
+5.5%
© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy < 11 >
2b
15.7%
20.3%
26.4%
2010 2011 9M 2012
2,349
2,477
745
660

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 12 <     >
Customer Excellence
“All Inclusive” Concept, Value for Money Proposition, LLU Focus
WIND is the Right Choice Against the Economic Downturn
•
Continuous push on voice, Internet and SMS bundle concept
to defend overall bill size
•
Leverage on “All Inclusive” bundle family
•
Revamp “on-net” portfolio
•
Defend ethnic high value customer base
•
Strengthen “anti-crisis” concept: “minuto vero” and
“più ricarica”
Fixed Dual Play LLU Customer Base
(thousands)
Mobile Customer Base with “All Inclusive”
*
(thousands)
Infostrada Focus on LLU and “All Inclusive”
•
“All-Inclusive” concept applied across the
board with extension to fixed consumer and
business (SME/SOHO)
•
Acquisitions effort focused on LLU areas
•
Continuous up-selling from single-play to dual-
play
3
+9.3%
72% 75%
Percentage
on Direct
Customer Base
395
1,833
3Q11 3Q12
1,696
1,854
3Q11 3Q12
* Pre-paid “All Inclusive” launched in Q4 2011

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 13 <    >
Profitable Growth
Over Performing Market on Mobile Data
Strong Focus on Small Screen Internet Growth Through:
•
Improve coverage and quality of the HSPA+ network, deploying 42Mbps in 7 largest cities
•
Selective launch of LTE in 2013
•
Leverage on bundle offer concept, including SMS, to protect from OTT’s cannibalization
•
Maintain leadership on pricing innovation
•
Increase Smartphone penetration by strengthening partnership with key handset vendors
•
Simplify user experience to stimulate “trial” and “repeat” on feature phones users
WIND Mobile Internet Revenues
(EUR Million)
HSPA+ Population Coverage
(%)
+41.3%
CAGR ’09 - Q3 ‘12 LTM
4
66.0%
81.5%
91.9%
94.4%
2009 2010 2011 3Q12
118
184
255
333
2009 2010 2011 3Q12 LTM
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture, World-Class
Organization, and
effective Business Steering

Mobile Financial Services

MyWind Card
WIND

ataf
INVIA UN SMS
E SALI A BORDO!
ATAF
4880105
MESSAGGIO DI RISPOSTA
BIGLIETTO ELETTRONICO

Leveraging Social Media

facebook
WIND

VimpelCom

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 14 <    >
«Digital Goods»
Cross-operator
Consortium
Mobile Ticketing
NFC
Profitable Growth
Exploiting new Business Models and Content Revenue Sharing
Purchase «digital goods»
(e.g. newspapers,
magazines, games etc.)
charged with direct billing
on customers mobile
account
Mobile Ticketing on main
cities public
transportation
Operator Pre-paid
Payment Card
Telephony and banking
services bundled into a
unique smartphone user
experience
Short-range wireless
technology that enables
the communication
between devices allowing
geo-marketing, tap&go
payments, Mobile
Payments
Mobile top-up through Facebook
account in order to allow all Facebook
registered people to recharge their own
SIM or send a gift to a WIND customer
WIND App for smart-phones and
tablets that allows Wind’s customers to
manage all features of their account and
SIM card
3Q 11 1Q 12 2013 and beyond
5

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 15 <    >
Operational Excellence
Network Transformation Project and Cost Efficiency Project
•
Network Transformation Project
Agreement signed with the trade unions and employees aimed at
•
Cost Efficiency Project
•
Optimization of Advertising Expenditure
6
Reducing network maintenance OPEX through increase in
productivity of network personnel
General reduction of HR costs
Savings of approximately EUR 40-45 million per annum from
January 1, 2013
Reduction of external costs
Optimization of commercial OPEX
Optimization of Real Estate costs
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operation
Excellenc
Capital Efficiency
VimpelCom Culture, World-Class
Organization, and
effective Business Steering

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 16 <    >
Capital Efficiency
Site Sharing and Network Projects
•
Aggressive site sharing program with other operators for new infrastructure deployed, including for LTE, in order to reduce OPEX and CAPEX
•
Consolidation of vendors to develop and build the network as part of the Network
Transformation Project
•
Free of charge modernization of 2G and 3G network equipment future proof for LTE extension
•
Maintenance optimization
•
Reduction of power expenditure through implementation of energy saving solutions
•
Site rental saving through renegotiation of costs and terms of current rental contracts
Number of sites shared increased by 44% in 2012 from 1.5k to 2.1k
8
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture, World-Class
Organization, and
effective Business Steering

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy
Continue Outperforming the Market, Delivering Solid Cash Flow
•
WIND continues to outperform its competitors and strengthen its position in the
Italian market (mobile revenue share up from 19.9% as at the end of 2011 to 20.5%
as the end of 3Q12)
•
Solid free cash flow generating machine enhanced by lean cost structure (EBITDA-
CAPEX consistently above EUR 1.1 billion in the last 4 years: 2008-3Q12 LTM)
•
Substantial upside in market segments where current market share is lower than fair share (data, business)
•
Expertise in mobile data and growth opportunity both on HSPA+ and on LTE
•
High margin and dynamic market with regulatory headwinds lessening after 2013
•
Strong management team
Creating Value in Italy
17 < >

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Italy 18 < >
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the
Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31,
2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the
Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

© VimpelCom Ltd. 2013 Analyst & Investor Day Creating Value in Africa & Asia London, January 16 th 2013 Ahmed Abou Doma Group Executive Vice President and Head of Africa & Asia

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Africa & Asia
It’s all about Creating Value
•
Maintain market leadership in key markets
•
Expanding non-voice revenues especially in data and VAS
•
Network CAPEX and OPEX efficiency by modernizing networks
•
Cost optimization
VimpelCom‘s value
creation philosophy
is based on
Performance
Management and
Empowered BU
Management
What it IS about
2 <    >

© VimpelCom Ltd. 2013 Analyst & Investor Day
3 <    >
Creating Value in Africa & Asia
Competitive Situation and Market Trends: Market leadership
Competitive Landscape and Market Trends
Geographic Footprint
•
Africa and Asia Business Unit operates in 8 countries with low levels of mobile penetration and high potential for data and 3G services
•
Algeria: Despite limitations, Djezzy remains a profitable market leader with tremendous data potential
•
Pakistan: Mobilink leads the maturing market, and with a large customer base has great potential for revenue enhancement through data,
MFS and VAS uptake
•
Bangladesh: In a large market with low penetration levels, banglalink is one of the fastest growing operators in a rapidly-growing market with strong focus on increasing value share
Algeria
Pop:37 M
Pen:89%
GDP:7,400
Central African
Pop:5 M
Pen:19%
GDP:800
Burundi
Pop:10 M
Pen:21%
GDP:600
Pakistan
Pop:190 M
Pen:63%
GDP:2,800
Zimbabwe
Pop:12 M
Pen:65%
GDP:500
Bangladesh
Pop:161 M
Pen:60%
GDP:1,700
Laos
Pop:6 M
Pen:60%
GDP:2,041
Cambodia
Pop:15 M
Pen:95%
GDP:2,200
1
Source: CIA Factbook. Mobile Penetration is based on
September 30, 2012 subscriber figures and market share.
1
1
1
1
1
1
1
1
Republic

4 <    >
Creating Value in Africa & Asia
1
Penetration figures are provided based on OTA closing base and our Data
Warehouse (DWH) figures for competition
2
DWH Market Share
Djezzy - Overview
• GDP growth rate for 2012 stood at 2.5%
• Young population with 24% of the population under 15 years of age
• Government, trade and agriculture sectors account for over 60% of Algeria’s GDP
• Hydrocarbons have long been the backbone of the economy, accounting for roughly 60% of budget revenues, 30% of GDP, and over 95% of export earnings
Macro
Environment
• OTA continues to face stringent  conditions with the regulator (ARPT) regarding critical promotion and products
• In September 2011, 3G licensing process launched, but was put on hold until situation surrounding
Djezzy is resolved
• The Algerian government approved Q-tel acquisition deal over Wattaniya
Regulatory
Environment
Djezzy is the market leader in a three-player market:
• OTA: launched its operations in 2002, has a population coverage of 96%
• Mobilis: ATM was the first entrant launched in 1999, rebranded their mobile business to Mobilis. ATM is also the sole fixed line provider and owner of internet and international gateways
• Wattaniya: launched in 2004. As challengers, Nedjma is a large contributor to market growth
Competitive
Landscape
• Balanced value pricing strategy leading to stable ARPU levels despite high market growth
• Consolidate Djezzy brand leadership and strengthen emotional bonding with customers
• Increase quality and control over the distribution channel
• Define  leaner site configurations through tighter design guidelines to manage CAPEX requirements
• Modernize network once ban is lifted
Strategic
Direction
Population: 37 million
GDP/capita: USD 7,400
Market Shares
2
Market Size
1
:
31 million subs
Penetration1: 89%
Market Players
(subscribers):
• Djezzy (17.7 million)
• Nedjma (7.0 million)
• Mobilis (6.8 million)
56%
22%
22%
OTA
Mobilis
Wattaniya
© VimpelCom Ltd. 2013 Analyst & Investor Day

© VimpelCom Ltd. 2013 Analyst & Investor Day
5 <    >
Creating Value in Africa & Asia
Resilient Market Leadership in Algeria
Revenues
(DZD billion)
EBITDA and EBITDA Margin
(DZD billion)
Mobile subscribers
(million)
15.5
16.0
16.3
16.6
17.7 17.7 17.7
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12
32.0
34.4
35.0
33.9
34.3
35.8
36.0
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12
19.0
20.4
21.0
20.1
20.6
21.6
21.0
59.4%
59.2%
59.1%
59.5%
60.0%
60.3%
58.6%
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12

© VimpelCom Ltd. 2013 Analyst & Investor Day
6 <    >
Creating Value in Africa & Asia
Market Shares
Mobilink - Overview
1
Market share as provided by the regulator as of 30 September 2012
• GDP growth rate in 2012 stood at 2.4%
• 35% of the population is under 15 years of age
• Devaluation of the Pakistani Rupee against the US Dollar continues
• Security and political situation remains tense
• 3G launch process is under way
• PTA issued directives halting MNP services in November 2012, then resumed in December 2012
• More stringent rules on the process of selling SIM cards
• Government asked mobile operators to close their networks in major cities on sensitive occasions
• New PTA Chairman appointed
Mobilink is the market leader in a competitive five-player market:
• Telenor: 2 player in the market, value-driven operator, strong market share position, strong in youth, data offers and mobile financial services
• Ufone: 3 player in the market, positive mass market perception, aggressive offers
• Zong: China Mobile’s 1  venture outside China, last entrant into the Pakistani market, offers cheap products and services, has high capacities, aggressive on pricing and market share gains
• Warid: Their level of activity has been increasing lately through launching new offers and promotions. Strong in postpaid and youth
• MFS launched in November 2012
• Leverage the large subscriber base to increase voice revenues
• Capture mobile data opportunity in Pakistan given the low internet penetration level, especially through 3G
• Network modernization and infrastructure sharing as a mean of more efficient use of resources
Population: 190 million
GDP/capita: USD 2,800
Market Size:
120 million subs
Mobile Penetration: 63%
Market Players
(subscribers):
• Mobilink (36.1 million)
• Telenor (30.2 million)
• Ufone (23.8 million)
• Warid (12.6 million)
• Zong (17.8 million)
30%
25%
20%
10%
15%
Mobilink
Telenor
Ufone
Warid
Zong
1
nd
rd
st
Macro
Environment
Regulatory
Environment
Competitive
Landscape
Strategic
Direction

© VimpelCom Ltd. 2013 Analyst & Investor Day
7 <    >
Creating Value in Africa & Asia
Successful Cost Savings Initiatives in Pakistan
Revenues
(PKR billion)
EBITDA and EBITDA Margin
(PKR billion)
Mobile subscribers
(million)
23.5
24.9
24.0
25.0
25.9
27.2
26.0
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12
9.6
10.0 10.0
10.4
10.9
12.0
11.0
40.6% 40.2%
41.0%
41.7%
42.2%
44.1%
43.0%
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12
32.7
33.4 33.4
34.2
35.8
36.0
36.1
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12

© VimpelCom Ltd. 2013 Analyst & Investor Day
8 <    >
Creating Value in Africa & Asia
banglalink - Overview
1
Market share as provided by the regulator as of 30 September 2012
• GDP growth rate in 2012 stood at 6.1%
• Bangladesh has the world’s highest population density
• 57% of population below 25 years of age
• Continuous devaluation of local currency against US Dollar
Macro
Environment
• 3G guideline and license awarding process is under development
• New BTRC Chairman and Telecom minister appointed
• More restrictive rules applied on the process of selling SIM cards
• 10 second pulse for all call plans introduced to operators
Regulatory
Environment
• banglalink places 2
nd
in a six player market with an innovative brand positioning among the youth segment
•
Grameenphone:
1
st
player with largest network, perceived as best in quality and coverage
• Robi: 3  player, aggressive in price reduction and communication
• Airtel: 4
th
player, mainly focused on young people
• CityCell: CDMA operator
• TeleTalk: Operated by national fixed incumbent BTCL
Competitive
Landscape
• Leverage large base by unlocking mass-market value potential
• Create appeal and realize improvement in high-end, enterprise and SME segments
• Solidify leadership positioning in Mobile Financial Services market
• Continue innovation in mobile integrated content in fields of education, agriculture, healthcare and financial markets
• Tap into mobile data opportunities with internet penetration rates low in the country
• Network modernization and infrastructure sharing
Strategic
Direction
Population: 161 million
GDP/capita: USD 1,700
Market
Shares¹
Market Size:
98 million subs
Mobile Penetration: 60%
Market Players
(subscribers):
• GP (40.9 million)
• Banglalink (26.8 million)
• Robi (20.8 million)
• Airtel (6.9 million)
• CityCell (1.7 million)
• TeleTalk (1.4 million)
GrameenPhone
banglalink
Robi
Airtel
Citycell
Teletalk
42%
27%
21%
7%
2%
1%
rd

© VimpelCom Ltd. 2013 Analyst & Investor Day
9 <    >
Creating Value in Africa & Asia
Healthy Subscriber Growth Momentum in Bangladesh
Revenues
(BDT billion)
EBITDA and EBITDA Margin
(BDT billion)
Mobile subscribers
(million)
9.0
9.4
10.0 9.9
10.7
11.6
12.0
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12
3.2
4.0
3.0
2.1
3.7
4.4
3.0
35.7%
42.8%
33.1%
20.8%
34.0%
38.0%
29.3%
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12
20.1
20.2
22.1
23.8
24.7
25.5
26.8
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12

© VimpelCom Ltd. 2013 Analyst & Investor Day
10 <     >
Creating Value in Africa & Asia
• Increased APPM in Pakistan and Bangladesh
• Revamped corporate offers to serve the value based pricing initiative in Pakistan, Zimbabwe and Laos
• Repricing of outbound roaming rates in Algeria and Pakistan
Launch MFS in
Pakistan
Focus on data
growth
Further market
penetration &
subscribers growth
Value-driven pricing
Progress on Actions and Main Achievements: Profitable Growth
Mobile Data /
3G Launch
• In Bangladesh, data revenues and the number of data subscribers achieved triple digit growth
• In Pakistan, data revenues and the number of data subscribers achieved double digit growth
• In Zimbabwe, data revenues and the number of data subscribers achieved double and triple digit growth respectively
• In Laos, data revenues and the number of data subscribers achieved triple digit growth
Mobile
Financial
Services
• During November 2012, Mobilink launched Mobicash MFS in collaboration with Waseela Microfinance
Bank Limited
• During October 2012, MFS was commercially launched in Burundi
• In Bangladesh, MFS achieved a growth of 54% during 2012
VAS
• Animation of VAS offerings in Algeria including Tranquilo, Verso and Facebook by SMS
• In Pakistan and Bangladesh, we launched the mobile site rich with different content, alongside continuous animation of VAS offerings
1
Compared to data revenues and number of data subscribers as at end of January 2012
Mobile Voice
& Messaging
Areas Products
Action
announced
Achievements in 2012
• Subscribers growth YoY as at end of 3Q12 : Algeria 9%, Pakistan 8%, Bangladesh 21%, Zimbabwe 92%,
Burundi 26% and Cambodia 25%
• Initiated airtime channel incentive in Algeria, leading to 30% increase in distributor purchases
1
1
1 1
1
1
1 1
Voice &
Subscribers
Stream
VAS & Data
Stream

© VimpelCom Ltd. 2013 Analyst & Investor Day
11 < >
Creating Value in Africa & Asia
Progress on Actions and Main Achievements: Operational Excellence
• Applied dual market strategy in Bangladesh through Icon for high-end segment and the 25 paisa offer and Below
The Line (“BTL”) campaigns for low usage segment
• Growth in revenues is mainly attributed to subscriber growth
• Increased APPM  in Pakistan and Bangladesh
• Continued to increase site sharing percentage together with OPEX saving through Indoor to Outdoor swaps and hybrid power solutions in Pakistan
• OPEX optimization in Bangladesh included the installation of Voltage Delay Timer, Free Cooling Unit and removal of
Diesel Generators from sites where the generator is a backup and replacing it with battery upgrades or optimization
• Network modernization RFQ awarded to Alcatel and Huawei for a five years agreement to perform a network swap in Pakistan
Achievements in 2012
Revenues
Technical
Other
EBITDA
Service
Margin
OPEX
Commercial

© VimpelCom Ltd. 2013 Analyst & Investor Day
12 < >
Creating Value in Africa & Asia
Progress on Actions and Main Achievements: Operational Excellence
• Defend market share in Pakistan and Algeria and solidify our position in Bangladesh
• EBITDA organic growth continues to surpass revenue growth
Achievements in 2012
Revenues
Technical
Other
Service
Margin
OPEX
Commercial
• Djezzy continued to reinforce its brand leadership through several initiatives including new communication platform, consolidation of brand architecture, a leadership campaign, alongside new products and services
• Launched “Flexy code” in Algeria and Bangladesh, which allows subscriber to top-up their airtime at the Point of
Sale with a confidential code instead of providing their telephone number
• Introduction of Opera Mini Co-branded browser led to a remarkable increase in the average data traffic on testing environment in Zimbabwe and Pakistan
• Call center outsourcing model resulted in operational efficiencies and cost savings in Pakistan, Bangladesh and
Algeria
• Enhancement of the logo and motivational factors of the look and feel of the brand
EBITDA

© VimpelCom Ltd. 2013 Analyst & Investor Day
13 < >
Creating Value in Africa & Asia
10 Strategic Initiatives Pursued to Achieve Group Objectives
Create superior
customer experience
Optimize distribution
Develop superior
pricing capabilities
Win in mobile data
Grow beyond the core
(MFS, OTTs)
Drive cost efficiency
Optimize geographic
portfolio
Increase network sharing
Optimize capital structure
4
5
6
7
8
9
1
2
3
Set performance
culture
10
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture
World-Class Organization
Effective Business Steering
Value Agenda

© VimpelCom Ltd. 2013 Analyst & Investor Day
14 < >
Creating Value in Africa & Asia
Customer Excellence: Enhance Leadership Positions
and Create Superior Customer Experience
•
Develop a customer experience strategy focusing on
improving customer experience in all touch points
•
Implementation of touch point Net Promoter Score to
measure and improve customer satisfaction
•
Revisit content portals to become more customer centric
1
2
3
Create superior
customer experience
Optimize distribution
Develop superior
pricing capabilities
•
Develop innovative pricing and BTL initiatives
•
Innovation in VAS and data services and bundling
•
New IN capabilities developed in Pakistan, Bangladesh, Zimbabwe and Cambodia
•
Improve customer acquisition costs through dealer optimization
(indirect sales and staff commission structure)
•
Focus on quality of sales to mitigate churn
Strategic initiative Description of initiative
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering

© VimpelCom Ltd. 2013 Analyst & Investor Day
15 < >
Creating Value in Africa & Asia
Profitable Growth: Realize data potential and grow
beyond the core
•
Increase data user penetration and revenues
•
Defend the value share position through flexible value-
driven pricing
•
Grow mobile broadband by bidding for 3G licenses in
Algeria, Pakistan and Bangladesh
•
Improve on EDGE end user experience
4
5
Win in mobile data
Grow beyond the core
(MFS, OTTs)
•
Increase revenue contribution from MFS and VAS
•
Develop new MFS services in Bangladesh and further rollout in
Pakistan and Burundi
Strategic initiative Description of initiative
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering

© VimpelCom Ltd. 2013 Analyst & Investor Day
16
Creating Value in Africa & Asia
Operational Excellence: Focus on Structural Costs
Improvements
•
Increase the scale of BTL promotions
•
Apply efficiency measures on marketing expenses
•
Launch network modernization program (single RAN
concept, energy savings)
•
Continue with OPEX optimization initiatives by converting
BTS sites from indoor to outdoor sites and deploying
hybrid power solutions
6
Drive cost efficiency
Strategic initiative Description of initiative
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
< >

© VimpelCom Ltd. 2013 Analyst & Investor Day
17
Creating Value in Africa & Asia
Increase network
sharing
Capital Efficiency: Leverage Group Size to Achieve
CAPEX Efficiencies
•
Leveraging group size in procurement
•
Network modernization tenders
•
Increase infrastructure sharing and outsourcing to
improve network CAPEX/OPEX
Strategic initiative Description of initiative
8
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
< >

© VimpelCom Ltd. 2013 Analyst & Investor Day
18 <    >
Creating Value in Africa & Asia
Conclusion
•
Data opportunities with the deployment of 3G services
•
Growth potentials throughout Africa & Asia BU due to relatively low penetration rates
•
Defend market leadership in Algeria and Pakistan
•
Continuous focus on profitable growth and cost saving initiatives
•
Network modernization is a main pillar to our 2013 strategy
•
Leverage on group size to realize CAPEX efficiencies
Creating Value in Africa & Asia

© VimpelCom Ltd. 2013 Analyst & Investor Day
19 < >
Creating Value in Africa & Asia
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of
1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued
volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on
Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”)
and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference.
VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Creating Value in Ukraine Artem Nitz Chief Financial Officer of Ukraine © VimpelCom Ltd. 2013 Analyst & Investor Day London, January 16 th 2013

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 2 <    >
It’s all about Creating Value
•
Focus on ensuring leadership in mobile
•
Growth in mobile data and fixed broadband
•
Differentiate as true integrated operator
•
Maintain high profitability
•
Maximizing cash
VimpelCom‘s value
creation philosophy
is based on
Performance
Management and
Empowered BU
Management
What it IS about

24.5
6.3
2.4
4.8
25.3
5.9
2.7
5.6
26.0
5.6
3.2
6.3
26.6
5.3
3.7
6.8

VimpelCom

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 3 <    >
A Market with Substantial Growth Opportunities
Ukrainian Telecoms Market Dynamics
*
(Revenues in UAH billion)
Fixed Data
Mobile voice
/ messaging
+3%
+13%
Mobile Data
+15%
Fixed Voice
-6%
2015
42.4
2014
41.0
2013
39.6
2012
37.9
CAGR, %
2012-2015
+3.8% Telecom Market
* Source: Ukraine Statistic Committee 2012, Ukraine analysis
Telecom market expected to grow 3.8% CAGR 2012 - 2015,
mainly driven by Data Growth

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 4 <    > 1
Source: Ukraine Statistic Committee 2012, Ukraine analysis
GDP Trend
(%)
Mobile Market Share
(on Revenues), %
Fixed Broadband Market Share
(on subs), %
Competitive Situation and Market Trends
2008 2009 2010 2011 2012E 2013E
Mobile
• Kyivstar, MTS and Astelit (brand “Life”) are the major players
• Kyivstar is the leading integrated operator in Ukraine with #1 in mobile and #2 in fixed residential broadband
• Penetration 120%, ~87% pre-paid market
• Mostly bucket pricing with high MOU of ~500 market average
• In absence of large-scale 3G, CDMA players grew to ~8% share m.data
Fixed
• Major competitors: Ukrtelecom (incumbent), Volia, Vega, Datagroup, with major share scattered over dozens of local-area networks
• Fixed broadband growth rate >20%, market is fragmented, with potential for consolidation
Kyivstar
MTS
Life
Kyivstar
Volia
Ukrtelecom
Other
2.1
-15.0
4.2
5.2
1.0
2.9
36.1% 36.5% 37.2%
37.6% 37.5%
52.5% 51.8%
50.6% 49.9% 50.0%
2010 2011 1Q12 2Q12 3Q12
11.4%
11.8%
12.2%
12.5% 12.5%
60.6%
58.0% 58.9%
28.7%
30.0% 28.4%
8.5%
8.0%
7.1%
2.3%
3.9%
5.6%
2010 2011 Q3 2012 YTD
1
1

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 5 <    >
Improvements in Operational Performance
Revenues
(UAH billion)
EBITDA and EBITDA Margin
(UAH billion)
Active Mobile subscribers (3 months), EOP
(million)
Broadband subscribers, EOP
(thousands)
Fixed-line Revenue Mobile Revenue
1.630
1Q12
1.574
4Q11
1.672
3Q11
1.870
2Q11
1.802
1Q11 3Q12
1.849
2Q12
1.609
54.0% 54.8%
53.7%
50.3%
51.1%
50.2%
51.2%
235
293
324
397
461
501
551
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
24.4
24.7
24.7
24.8
24.9
25.1
25.2
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
2.981
214
2.766
3.613
284
3.329
2Q12
3.247
269
2.977
1Q12
3.079
249
2.830
4Q11
3.326
256
3.070
3Q11
3.485
257
3.227
2Q11
3.287
245
3.042
1Q11 3Q12

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 6 <    >
Progress on Actions and Main Achievements
Achievements in 2012
Revenues
OPEX
Technical
Commercial
Other
EBITDA
Service Margin
• Ongoing network modernization (YTD 3Q12 > 400 sites swapped)
• Over 50 synergy initiatives completed, networks integrated, sites and equipment reused, redundant infrastructure optimized
• URS 900Mhz frequencies transferred to Kyivstar in July 2012
• Total 9M12 structural OPEX savings reached over MUAH 200
• Transition to bundles on target and strategy is to upsell low and medium ARPU subscribers
• Completed restructuring of B2C distribution system with revenue share model, sales staff incentive system, etc
• Completed repositioning of Djuice brand as a fighter brand to third player
• Executed planned headcount optimization through integration, delayering, and workload norming to assure proper allocation of resources and lean processes
• Major transition from pay-as-you-go to bundles on target (75% share using bundles), revenue market share at  ~50% and subscribers MS ~ 48% in 2012. Upsell of low and middle ARPU subscribers
• Reached #2 position in FTTB and became leader in net ads. YTD 3Q12 +64% FTTB subs growth and +75% revenue growth YoY
• Maintained corporate client base at 2011 level in large accounts (LA), and revenue via convergent cross-sales in B2B
• 3G license release is still under discussion
•
•
•
Completed integration of organizational structure of Kyivstar and VimpelCom Ukraine within Synergy Project, with the focus to integrate unique competences and efficiencies to ensure high performance and productivity
Started to implement “sales push” program in B2B covering SME and LA sub-segments
Double digit growth in mobile data revenues via data bundles and promotion of smartphones

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 7 <    >
Create Superior
Customer Experience
Improved “value for money”,
set up dedicated Customer
Experience Management
organizational unit
10 Strategic Initiatives Pursued to Achieve Group Objectives
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture
World-Class Organization
Effective Business Steering
4
5
6
7
8
9
1
2
3
Set performance culture
10
Optimize Distribution
Continue with revenue-share
mechanism and differentiated
regional sales strategy
Develop Superior
Pricing Capabilities
Further develop bundled
pricing to upsell low and
medium ARPU clients
Win in Mobile Data
Data bundles for small-screen users
together with promotion of
smartphones
Grow Beyond the Core (MFS, OTTs)
Maintain leadership in FTTB net adds
and launch mobile financial services
Drive Cost Efficiency
Continuous and sustainable cost
efficiency improvement
Optimize geographic portfolio
Optimize capital structure
Increase Network Sharing
Support growing traffic efficiently

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 8 <    >
Customer Excellence
Advanced customer understanding
1
2
3
Create superior
customer experience
•
Improved “value for money” position by transition to bundles coupled with stable highest network quality
•
Set up dedicated Customer Experience Management org.unit
•
Launch Customer Base Management project to enable 25 million individual campaigns and customer lifecycle management
Optimize distribution
(channel mix and
cost)
•
Continue with revenue-share mechanism and ARPU targets for dealer commissions and differentiated regional sales strategy
•
Update sales force motivation within own retail, grow own retail
•
“Sales push” program in B2B covering SME and LA sub-segments
Develop superior
pricing capabilities
•
Further develop bundled pricing to upsell low and medium ARPU clients; utilize Djuice as fighter brand to aggressive price moves
•
Updated pricing strategy based on extensive market research
and conjoint analysis to update three year pricing strategy
Strategic initiative Description of initiative
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture, World-Class
Organization, and
effective Business Steering

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 9 <    >
Profitable Growth
Realize upside potential in profitable mobile data
Win in mobile
data
•
Data bundles for small-screen users together with promotion of smartphones helped increase data users to >40% of total base with
18% smartphones penetration and double-digit revenue growth
•
Introduce content and application bundles, supported with upsells and sales motivation
•
Push digital content distribution and launch own application store within Google Play
•
Launch Opera products
Grow beyond
the core
•
Maintain leadership in FTTB net adds aiming at >45% revenue
growth YoY
•
Introduce video content for FTTB customers
•
Launch mobile financial services (peer-to-peer money transfer, utility payments, etc)
Strategic initiative Description of initiative
5
4

Value Agenda

109
93
22
3
227
Network efficiency
HR costs optimization
IT efficiency
Business support
OPEX efficiency 2012
Network
48%
Business support
1%
10%
IT
41%
HR

VimpelCom

Operational Excellence
Continuous and sustainable cost efficiency improvement
Key cost improvement initiatives identified for 2013 across all business unit functions
Based on 9 month 2012 results more than UAH 200 million structural OPEX savings realized
© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine
HR:
• Strengthen corporate culture and leadership pipeline as means to improve productivity, sustain change and continuous impovement
• Delayering and standardization activities
G&A:
• Logistics optimization and warehouse cleanup
• Relocating core network sites from rented premises to owned ones
• Optimization of office maintenance and services, representation costs and professional fees
Network & IT:
• Energy efficiency / power saving features and rent
optimization
• Networks maintenance and vendor support efficiencies;
increase in scope of infrastructure sharing and outsourcing
• Improving IT efficiency and virtualization
Sales & Marketing:
•
Promotion of on-net tariffs
•
ARPU-linked commissions
•
Optimize communication and advertising mix
6
< 10 >

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine
Capital Efficiency
Support growing traffic efficiently
•
Improving trend in CAPEX/Revenue
ratio, with completion of FTTB rollout
* 2009 data for Kyivstar only
CAPEX to Revenue ratio
•
High level of capital efficiency ensured through:
Refocus on core mobile with high capacity and site
utilization, data traffic management systems,
infrastructure sharing, and spare parts
management solutions
Investment portfolio management based on
business / product profitability and their
contribution to the overall cash flow and margins
Leveraging VimpelCom global procurement
capabilities in both direct and indirect spend
•
Proactive network sharing initiated by Kyivstar
12.0%
16.0%
17.3%
15.4%
2009 2010 2011 LTM 3Q12
21%
Over 2,100 base stations offered
to MTS and life:) for sharing
where technical availability
confirmed
Value Agenda
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
Stakeholder Value
VimpelCom Culture, World-Class
Organization, and
effective Business Steering
8
11> <

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 12 < >
Creating Value in Ukraine
Ensure Leading Position and Maximize Cash Flows
•
#1 mobile operator
•
Growing market share in fixed broadband
•
Win in mobile data market share
•
Maintain superior profitability
•
Maintain unique performance culture

© VimpelCom Ltd. 2013 Analyst & Investor Day
Creating Value in Ukraine 13 < >
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities
Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties.
The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the
Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference.
VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Analyst & Investor Day © VimpelCom Ltd. 2013 Financial Value Creation London, January 16 th 2013 Henk van Dalen CFO

Analyst & Investor Day 2 < > © VimpelCom Ltd. 2013 Financial Value Creation • VimpelCom Key Financials 2010 – 3Q12 • Financial Value Agenda 2013 – 2015 • Financial Objectives 2013 – 2015

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 3 <    >
*  Pro-forma; for reconciliation of non-GAAP financial measures, please refer to the Investor Relations part of our website
VimpelCom Revenue and EBITDA Development
at average constant 2010 FX
Revenues Actual
(USD billion)
Revenues Pro forma
*
(USD billion)
Average  constant
2010 FX
RUB / USD 30.37
EUR / USD 0.75
UAH / USD 7.94
10.5
LTM 3Q12
23.4
2011 2010
20.0
EBITDA Pro forma
*
(USD billion)
16.1
7.3
+5%
+3%
7.4
22.7
14.4
23.4
7.4
15.4
15.3
22.8
7.3
2010 2011 LTM 3Q11 LTM 3Q12
21.7
2.8
6.6
6.9
2.8
2010
9.4
9.3
6.6
2.8
2.8
+4%
-1%
6.5
LTM 3Q12
9.4
LTM 3Q11 2011
9.7
Italy
+7%
+5%
-2%
+5%
Italy

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 4 <    >
EBITDA Development YTD 3Q12 versus YTD 3Q11
Reported EBITDA Development in USD million; organic growth
YTD 3Q12
7,322
76
YTD 3Q11
344
Russia
7,298
Italy MTR
effect
*
57
131
557
Ukraine CIS Other
**
12%
14%
2%
9%
*   MTR impact is calculated as the difference between current year MTR applied to current year traffic and previous year MTR applied to the current year traffic volumes
** Other mainly consists of the difference in project costs in YTD 3Q11 compared to YTD 3Q12
29
-2%
112
-4%
115
Italy Africa
& Asia
FX EBITDA
stable FX
7,764
+6.4%

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 5 <    >
CAPEX Basics 2010 – LTM 3Q12
CAPEX excluding licenses Pro forma
(USD billion)
CAPEX/Revenue %
(EBITDA – CAPEX)/Revenues %
CAPEX excl. licenses Pro forma (USD billion)
2011
**
LTM 3Q12
**
2010
*
Depreciation & Amortization / Revenues % ***
*   US GAAP
** IFRS
*** Normalized Depreciation & Amortization
4.0
4.9
4.4
24%
19%
22%
18%
21%
22% 21%
19%

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 6 <    >
Simplified Legal / Financing Structure per 30-Sep-12
USD 2.7 bn
shareholder
loan (PIK)
VimpelCom Ltd.
VimpelCom
Amsterdam B.V.
VimpelCom Holdings
B.V.
VimpelCom Amsterdam
Finance B.V.
OJSC VimpelCom
USD 2.7 bn
WIND Telecom
S.p.A.
Wind Acquisition
Holdings Finance
S.p.A.
WIND Acquisition
Finance SA
WIND
Telecomunicazioni
S.p.A.
WIND Acquisition
Holdings Finance SA
Orascom Telecom
Holding S.A.E.
VIP NL
USD 2.2 bn
PJSC Kyivstar
Total OJSC Group
USD 9.4 bn
OTH subsidiaries
USD 1.0 bn
Weather Capital
Special Purpose I
S.A.
Weather Capital
S.a.r.l.
Total Wind Group
USD 14.0 bn
PIK notes USD 1.4 bn
HY notes 2017 USD 3.6 bn
SSN 2018 USD 4.2 bn
Senior bank loan USD 3.8 bn
Debt to Gov USD 0.5 bn
Annuity       USD 0.2 bn
RCF USD 0.2 bn
VimpelCom Group
VIP USD   2.2  bn
OJSC Group USD   9.4  bn
Wind Group USD 14.0 bn
OTH Group USD   1.0  bn
Gross debt USD 26.6 bn
Total cash* USD    4.0 bn
USD 2.5 bn uncommitted
credit facility (PIK)
USD 0.6 bn drawn
Ring fenced
Legal structure
Third party debt
Significant intercompany financing
Note: rounded figures and nominal values
*    including short term deposits and cash equivalents

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 7 <    >
2.0
1.6
3.1
2.3
9.0
5.5
1.0
1.5
EUR RUB USD Other Total
Bonds 4.7 1.3 10.8 0.1 18.0
Term loan 4.5 3.0 0.1 0.3 7.7
Other 0.2 0.2 0.2 0.2 0.9
Gross
Total
9.4 5.5 11.1 0.5 26.6
Weigthed
interest
8.5% 8.7% 8.0% 13.8% 8.6%
Currency ultimo
3Q12
VimpelCom
(excl. Italy)
Wind
Italy
Total
Gross Debt / LTM 3Q
EBITDA
2.1 4.6 2.8
Net Debt / LTM 3Q
EBITDA
1.5 4.6 2.4
Gross Debt / LTM 3Q
EBITDA at USD +10%
2.2 4.6 2.9
Composition
Debt Structure Elements per Ultimo 3Q12
Ratios
Maturity schedule
Debt Interest
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Wind
OTH
VimpelCom / OJSC
Debt and Interest composition
EUR
USD
RUB
Other

© VimpelCom Ltd. 2013 Analyst & Investor Day Financial Value Creation 8 < > • VimpelCom Key Financials 2010 – 3Q12 • Financial Value Agenda 2013 – 2015 • Financial Objectives 2013 – 2015

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 9 <    >
10 Key Initiatives Drive
2013 -2015 Strategy
Create superior
customer
experience
Optimize
distribution
Develop
superior pricing
capabilities
Value Agenda
Stakeholder Value
Profitable Growth
Increase
Net Cash
Customer
Excellence
Operational
Excellence
Capital Efficiency
VimpelCom Culture
World-Class Organization
Effective Business Steering
1
2
3
I. Clear strategy, delivering value to
customers and shareholders
• Dynamic reviews and updates
II. Value creation
• CFROI: Cash, Funding, Returns, Operations,
Investments
III.Financial standing
• Credit rating; ratios, access to funding
IV. Finance optimization
• Tax / Funding / Legal Structure
V. Risk management & Compliance
• Risk management, Internal Control, Integrity,
Compliance
Set performance
culture
10
Win in mobile data
Grow beyond the
core (MFS, OTTs)
4
5
Drive cost efficiency
6
Optimize
geographic
portfolio
Increase network
sharing
Optimize capital
structure
7
8
9
Focus of Finance
Function

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 10 < >
Service margin
Cost of traffic
Revenue
Cash Flow
CAPEX
EBITDA
Structural OpEx
Business margin
~20%
80-85%
15-20%
30%
15%
40-45%
~20%
60-65%
Commercial costs
Cash-flow scheme ambition
Granular P&L Focus
Superior pricing and
profitable growth
A
Levers to be used
Optimize distribution
and reduce churn
B
Operational
excellence
C
CAPEX efficiency
D
VimpelCom LTM 3Q12
17%
79%
21%
22%
19%
41%
21%
62%
100%
100%

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 11 < >
Objectives
Project
Opportunity
•
Key business cycles – terms & conditions
Average inventory USD 185 million
Average trade accounts and other receivables
USD 3.0 billion
Average trade accounts and other payables
USD 3.8 billion
Approach
Structurally Improve Working Capital Management
•
Value Agenda stresses importance of capital
efficiency and cash generation
•
Working capital management as cash driver requires
focused approach
•
Working capital program launched 2Q12 with
implementation in 2013
Scope
•
Implement across group
with focus on core countries
•
Free up working capital in 2013 with
USD 200-300 million
•
Continuous visibility of working capital
development
•
Transactional data analysis to identify opportunities
•
Cross functional involvement
•
Sharing and rollout best practices
•
KPI measurement within local management team
•
Implement dashboards to steer working capital

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 12
Capital Return
(USD million) Book value Gross value
Tangible assets incl. licenses and software 18,887 30,980
Other Intangibles
*
6,694 10,096
Goodwill 16,754 16,754
Net current liabilities
**
-4,532 -4,532
Total 37,803 53,298
Capital Invested per Ultimo 3Q12
* Excluding licenses and software
** Excluding cash
EBITDA – Taxes paid – Economic depreciation (% of Tangible assets)
Gross Asset Base
CFROI =
Group WACC
12.4%
CFROI
14.8%
< >

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 13 < >
Diversified Funding Structure
Sources
•
Eurobonds, Ruble bonds, Dollar bonds
•
Bilateral (local) Bank Facilities
•
ECA covered Facilities
•
Committed revolving credit facilities
Maturities
Balanced
Source Mix
Flexibility
Intercompany Funding
++

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 14
Financial Standing
•
Maintain BB rating short term
Secure operating performance
Secure cash flow upstreaming
Gross debt to be around 3 times
EBITDA maximum
•
Grow to BB+ / BBB-
Increase cash flow generation
Deleveraging Gross Debt
•
Flexible access to capital
markets
•
Lower cost of funding
•
Moving towards < 2 times
Net Debt to EBITDA
Investment Grade
< >

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 15
Finance Optimization
Deleverage reduce gross debt
Restructuring expensive debt
Full tax deductibility of interest
Maximize direct dividend / cash
up streaming
Optimum
Group
WACC
Maximize intercompany funding
Establish in-house bank, utilize
tax losses
Lock in “capital losses” timely
Bring leverage in all entities
Reduce legal entity layers
Measures Focus
< >

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 16 < >
Principles of In-house Bank
Interest
Debt Equity
Savings
In-house bank structure
In-house bank
VimpelCom Ltd. External parties
Operations
Intercompany loans
•
Fully equipped office VimpelCom has such
an office in Luxembourg
•
Experienced Luxembourg staff VimpelCom
has such staff
•
Entity with sufficient loss carry forward
available to offset against finance income
•
VimpelCom has such entity in Luxembourg
In-house bank activities
•
Optimization of capital structure
•
(Excess) cash management
•
Intercompany funding for CAPEX
•
Intercompany funding for acquisitions
•
Cash pooling
•
FX management
•
(Short term) cash forecasting
Key to implementation
•
Operations pay tax deductible interest
•
Tax loss carry forward in Luxembourg
No restricted utilization, no expiration
•
Interest income of in-house bank not taxed because
of loss carry forward
•
Saving is approximately USD 16 million per USD 1 billion
of equity (USD 1 billion * 8% interest * 20% tax)

Analyst & Investor Day
Financial Value Creation 17 < >
© VimpelCom Ltd. 2013
Group Optimum Tax and Funding Model by 2015
VIP Ltd
(NL)
Other operating entities
VIP AMS
(NL)
In-house bank
(LUX)
IC loan funding
External
parties
Cash generating entities
Dividends
Equity
Group
Debt
VIP HOL
(NL)
Dividends
Dividends to
minorities
Equity
Dividends
Dividends to VIP
shareholders
Minimal
legal entity
layers
Local debt
selectively

Average cost of new debt 100 – 150 b.p. lower
It’s all about Creating Value
Finance Cash Flow Improvement Potential
Improve cash flow by USD 0.6 - 0.9 billion per year over 2013 - 2015
WACC down CFROI up
In-house bank USD 200 – 250 million per year
Debt optimization USD 100 – 175 million per year
Gross debt reduction USD 250 – 350 million per year
Withholding tax saving USD 50 – 75 million per year
© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 18 <    >

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 19 <    >
Risk Management, Compliance, Control
Statutory / Fiduciary obligations
Group Strategy Development
Supervisory Board
Group HR
Group Legal
Group Public
Affairs
Disclosure
management
Group Business
Control
Integrity /
Ethics
Group Risk
Management &
Internal Control
Compliance
Group Accounting /
Reporting
Group Tax
Group Treasury
Group Operating
Companies
Audit
Committees
VimpelCom
Other
Supervisory
Board
Committees
Audit
Committee
Supervisory
Board
Internal
Audit
External
Audit
COSO
Enterprise Risk Management – Integrated Framework
GEB / Board of
Management
GEB / Board of
Management
Group Policies / Group and Local Key Controls / Company Wide Controls

© VimpelCom Ltd. 2013 Analyst & Investor Day Financial Value Creation 20 < > • VimpelCom Key Financials 2010 – 3Q12 • Financial Value Agenda 2013 – 2015 • Financial Objectives 2013 – 2015

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 21 <    >
It’s all about Creating Value by Achieving Ambitious Objectives
Mid single digit CAGR
Mid single digit CAGR
~ 15%
*
< 2
*
At least USD 0.80 dividend
per common share
Assuming 1,628 million shares issued and outstanding
Group Objectives:  2013-2015
Revenue
EBITDA
CAPEX/revenues
Net debt / EBITDA
Dividend guideline
**
*   In 2015
** For a full dividend guideline please refer to
www.vimpelcom.com
•
Constant currency basis 2012
•
No major regulatory changes
•
Current asset portfolio mix
•
Stable macro economic
environment
•
Dividend USD 0.80 per year
assuming 1,628 million shares
issued and outstanding
•
Free cash availability in Group
Assumptions

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 22 < >
Conceptual Model of Free Cash Flow Development
Illustrative
Example
Normalized
LTM 3Q12
2016
*
Normalized for one-offs and PIK
**
Before dividends paid to minorities
***
Excluding licenses
In USD billion
***
Revenues 23.0 26.9
EBITDA 9.5 11.6
Interest 2.3
*
1.8
Taxes 0.8
*
1.2
CAPEX 4.4 4.0
Free Cashflow 2.0 4.6
VimpelCom Dividend 1.3 1.3
Available Free Cash
**
0.7 3.3
Assumptions 2016
Revenues CAGR 4%
EBITDA CAGR 5%
Net debt / EBITDA = 2
All cash > USD 750 million will be used
for redemption
Interest rate declines from 8.6% to 7.5%
Tax paid = 25% of EBT
CAPEX 15% of revenues

*   For a full dividend guideline please refer to www.vimpelcom.com
** Operating free cash flow = net cash from operating activities minus capital expenditures
Cash Returns to Shareholders Objectives
Dividend guideline*
•
Intention to pay a dividend that develops substantially in line with the development of operational performance
•
Barring unforeseen circumstances, the Company aims to pay out a significant part of its annual operating free cash flow** to its shareholders in the form of dividends
•
Precise amount and timing of dividends for a particular year will be approved by the
Supervisory Board, subject to certain constraints and guidelines
•
Assuming not more than 1,628 million common shares issued and outstanding
Dividends
(USD million)
© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 23
Aim to pay
at least
USD 0.80
per common
share
2012 – 2014
< >

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 24 < >
Conclusion
Finance Optimization
Significant
initiatives started
Financially in
good shape
Substantial
cash flow
growth potential

Analyst & Investor Day © VimpelCom Ltd. 2013 Q&A

Analyst & Investor Day © VimpelCom Ltd. 2013 Appendix

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 27
Basic
figures
FX sensitivities
**
RUB vs USD
+/-10%
EUR vs USD
+/-10%
Total
Revenue (USD million)
*
23,000
Average
FX
LTM
+/- 825 +/- 660 +/- 1,485
EBITDA (USD million)
*
9,549 +/- 340 +/- 245 +/- 585
Gross Debt
*
(USD billion) 26.6
Ultimo
3Q
FX
+/- 0.5 +/- 1.3 +/- 1.9
Net Debt
*
(USD billion) 22.7 +/- 0.5 +/- 1.3 +/- 1.8
Revenues
USD 23.0
billion
EBITDA
USD 9.5
billion
VimpelCom LTM 3Q12; Currency Sensitivities
Net of VIP Amsterdam derivatives MTM change as of 30 September 2011
* 3Q12 LTM    ** RUB vs USD
+10%
= 10% appreciation of the RUB compared to USD
including existing FX hedges
*
39%
31%
8%
7%
5%
2%
4% 1%
Russia RUB
EUR
Algeria DZD
Ukraine UAH
Pakistan PKR
Bangladesh BDT
Kazakhstan KZT
Armenia AMD
Kyrgyzstan KGS
USD
39%
28%
11%
9%
5%
2%
4%
1%
0%
0%
< >

Functional currency			
RUB	+/+ 1,550		+/- 155
EUR	-/- 875		-/+ 90
EGP	-/- 3,005		-/+ 300
EGP		+/+ 1,770	+/- 180

VimpelCom

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 28 < >
VimpelCom LTM 3Q12; Currency Sensitivities
(continued)
•
Further foreign currency sensitivities with respect to non-functional currency denominated loans and receivables
•
Major exposure relates to USD loans and the CAD receivable in Egypt
•
Additional volatility of financial income and expense caused by mark-to-
market revaluation of embedded derivatives on bonds in Wind Italy mark-to-market driven by price on bonds, interest rate and foreign exchange movements
I
II
USD loans CAD receivable
FX sensitivities
+/- 10% compared to
functional currency

© VimpelCom Ltd. 2013 Analyst & Investor Day
Financial Value Creation 29 < >
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of
1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued
volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on
Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”)
and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference.
VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

VimpelCom Analyst & Investor Day

London, January 16th 2013

[redacted]

Analyst & Investor Day © VimpelCom Ltd. 2013 It’s all about Creating Value Closing Remarks Jo Lunder CEO

Analyst & Investor Day
Value Creation 2 <    >
© VimpelCom Ltd. 2013
Attractive footprint benefitting increasingly from mobile data growth
Strong presence in underpenetrated markets with significant growth potential
Solid cash generation from core operations
Considerable opportunity to create value by optimizing capital structure
Attractive cash return policy to shareholders
Consistent delivery and execution on the Value Agenda
Clear 2013 – 2015 objectives and growth path
Financial,
Operating,
and Shareholder Value
VimpelCom is Committed to
Driving and Delivering

Analyst & Investor Day
Value Creation 3 <    >
© VimpelCom Ltd. 2013
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the
Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31,
2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the
Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.